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17016549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Surya Capitale Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Wall Street, Suite 530B
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name - if individual, state last, first, middle name)

200 Mamaroneck Avenue, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Surya Capitale Securities LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2016

Surya Capitale Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Anand J. Patel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Surya Capitale Securities LLC for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer
Title

SYED ALI ABBAS
Notary Public - State of New York
NO. 01AB6332128
Qualified in Nassau County
My Commission Expires Oct 26, 2019



Notary Public

Surya Capitale Securities LLC
Index
December 31, 2016

Page(s)

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Surya Capitale Securities LLC

We have audited the accompanying statement of financial condition of Surya Capitale Securities LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Surya Capitale Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Surya Capitale Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, The Company had a loss from operations for the year 2016 and in the previous years. In addition, the Company had a net capital deficiency at December 31, 2016. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Rule 15c3-3 Exemption Report has been subjected to audit procedures performed in conjunction with the audit of Surya Capitale Securities LLC's financial statements. The supplemental information is the responsibility of Surya Capitale Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Rule 15c3-3 Exemption Report is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 27, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Surya Capitale Securities LLC

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 29,053
Other assets	2,274
Total assets	$ 31,327
Liabilities and Member's Equity	
Accrued expenses	$ 26,350
Member's equity	4,977
Total liabilities and member's equity	$ 31,327

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Operations
Year Ended December 31, 2016

Revenues	
Consulting fees	$ 20,000
Fee income	1,000
Total revenues	21,000
Expenses	
Professional fees	21,639
Rent expense	12,000
Communications	3,128
Other expenses	3,618
Total expenses	40,385
Net loss	$ (19,385)

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2016

Balance, January 1, 2016	$ 14,362
Net loss	(19,385)
Capital contributions	10,000
Balance, December 31, 2016	$ 4,977

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities	
Net loss	$ (19,385)
Adjustments to reconcile net loss to net cash used by operating activities	
Decrease in operating assets	
Other assets	771
Increase in operating liabilities	
Accrued expenses	7,980
Net cash used by operating activities	(10,634)
Cash flows from financing activities	
Capital contributions	10,000
Decrease in cash	(634)
Cash	
Beginning of year	29,687
End of year	$ 29,053

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Surya Capitale Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in investment banking activities such as private placements and also provides merger and acquisition advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation – Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

Revenue and expenses related to private placement activities are recognized on the offering date or when it can be determined that the fees have been irrevocably earned. Merger and acquisition advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contract depending on the terms of the arrangement.

Fixed Assets

Computer equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three years.

Income Taxes

No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2016, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

2. Transactions with Related Parties

The Company has a lease with an affiliate to occupy office space at $1,000 a month. Rent expense for the year ended December 31, 2016 was $12,000.

During 2016, the Company entered into an agreement with an affiliate to provide consulting services.

3. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $2,703 which was deficient of the required net capital by $2,297.

The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

5. Commitments

The Company has a lease agreement for its New York office space that expires in December 2017.

Future minimum payments to be made under this lease are due in future years as follows:

Year Ending December 31,	Total Commitments
2017	$ 12,000

7. Going Concern

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations during 2016. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged additional support to the Company to enable it to continue as a going concern.

8. Contingencies

During 2015, the Company was named in legal proceedings regarding bankruptcy of a firm from which it had received income of $10,000 in a prior period. The lawsuit was dismissed in 2016 without any liability to the Company.

9. Subsequent Events

During January 2017, the Company's net capital was above its minimum requirement.

Surya Capitale Securities LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Member's equity	$	4,977
Nonallowable assets		
Other assets		2,274
Total deductions		2,274
Net capital		2,703
Minimum capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Deficit net capital	$	(2,297)
Aggregate indebtedness	$	26,350
Ratio of aggregate indebtedness to net capital		9.75:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2016.

Surya Capitale Securities LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2016

As the Company does not handle customer cash or securities, it does not have any Reserve or Possession and Control requirements with respect to SEC Rule 15c3-3.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Surya Capitale Securities LLC

We have reviewed management's statements, included in the accompanying Surya Capitale Securities LLC Exemption Report, in which (1) Surya Capitale Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Surya Capitale Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Surya Capitale Securities LLC stated that Surya Capitale Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Surya Capitale Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Surya Capitale Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 27, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Surya Capitale Securities LLC
Statement of Exemption from Rule 15c3-3
December 31, 2016

Surya Capitale Securities LLC has no obligations under Rule 15c3-3 since it does not handle cash or securities on behalf of customers. That has been so throughout the fiscal year ending December 31, 2016 without exception. Therefore, the Company is permitted to file this Exemption Report.



Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)